                           Filing under Rule 425
                           ---------------------

                           Filer: Burlington Northern Santa Fe Corporation Companies that are the subject of the filing:
                                   Canadian National Railway Company
                                   North  American Railways, Inc.
                           Registration Statement No. 333-94397


[CN LOGO APPEARS HERE]                                  [BNSF LOGO APPEARS HERE]

                             For immediate release

                     CN AND BNSF PROPOSE 365-DAY SCHEDULE
              FOR U.S. REGULATORY REVIEW OF RAILROAD COMBINATION

MONTREAL and FORT WORTH, Texas, Feb. 3, 2000 - Canadian National Railway Company (TSE: CNR; NYSE: CNI) ("CN") and Burlington Northern Santa Fe Corporation (NYSE:
BNI) ("BNSF") filed a petition today with the United States Surface Transportation Board (STB) proposing a 365-day schedule for the agency's review of their proposed business combination.

The two railroads will file as soon as practicable after March 20, 2000, a joint application seeking STB approval of the rail combination.

Today's filing with the STB states that, "BNSF and CN have been talking to their customers and understand their concerns about service and competitive issues. BNSF and CN will be making proposals to resolve those issues in the near future."

The proposed schedule - substantially longer than the schedules adopted for most recent STB control proceedings -- anticipates a full discussion of all issues relevant to the CN/BNSF transaction, including its cumulative and any potential "crossover" effects on the North American rail industry.

BNSF and CN announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, serving eight Canadian provinces and 32 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity in areas subject to congestion; and improved asset utilization.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.
                                   - more -
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                                    Page 2

This news release contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices, and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigation. We refer you to the documents that CN, BNSF and the combined company file from time to time with the United States Securities and Exchange Commission, such as a registration statement related to securities to be issued in connection with the proposed business combination, as well as the Companies' Form 10-K, Form 40-F, Form 10-Q, Form 8-K and Form 6-K reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this news release.

North American Railways, Inc., and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by BNSF, CN and North American Railways, Inc., about the combination, because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569.

                                    #  #  #
Contact for CN:                                            Contact for BNSF:
Mark Hallman                                               Richard Russack
(416) 217-6390                                             (817) 352-6425
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[BNSF LOGO APPEARS HERE]


BNSF Supports STB's March 8 Public Hearing On Present and
Future Structure of North American Railroad Industry

01/24/00

FORT WORTH, Texas, January 24, 2000--Robert D. Krebs, Chairman and Chief Executive Officer, Burlington Northern Santa Fe Corporation (NYSE:BNI) (BNSF), today said:

"We are pleased that the Surface Transportation Board (STB) has taken this separate action to give shippers and other interested people an opportunity to express their views about the major railroad consolidations of the past five years and the present and future structure of the North American railroad industry. We also appreciate the STB's thoughtfulness in not allowing the hearing to interfere with the timetable for BNSF and Canadian National Railway Company (CN) to file its application to combine our two railroads.

"We intend to file our case shortly after March 20, 2000, the earliest possible date for filing it. Our application will persuasively justify why the end-to-end BNSF/CN combination is in the best interest of shippers in the United States, Canada and Mexico and the general public.

"BNSF intends to participate in the March 8 STB hearing and we will file a summary of my testimony by February 29, as required. I intend to address the overall effectiveness of the BNSF merger and the substantial benefits we are providing the shipping public, the financial community, our employees and the communities we serve. In addition, I'll comment on criteria to be used to consider whether or not a railroad should be allowed to propose a combination and the assurances that railroads should be required to make regarding post-merger service to shippers. I'll also comment on possible strategic responses to further mergers, the industry's ability to provide responsive service at reasonable rates, and the industry's ability to maintain and improve its infrastructure and capacity to meet future service demands."

Headquartered in Fort Worth, BNSF owns and operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.